Via Facsimile and U.S. Mail
Mail Stop 6010

June 20, 2006

James H. Bloem
Chief Financial Officer
Humana, Inc.
500 West Main Street
Louisville, KY 40202

      Re: Humana, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 3, 2006
              File No. 001-05975

Dear Mr. Bloem:

      We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Notes to Consolidated Financials

2. Summary of Significant Accounting Policies

Receivables and Revenue Recognition, pages 64-65

1. Please provide the following related to the risk sharing provisions of the TRICARE
    South contract:

    - Tell us in more detail how the amounts associated with the variances of actual
      health care costs versus the negotiated target costs are calculated and
      determined. Tell us how often these calculations are prepared and reviewed by
      the Company.
    - Explain to us in more detail how you recognize and measure revenues for
      favorable variances. Tell us how your revenue recognition policy complies
      with SAB 104.
    - Tell us the nature and amount of any significant changes in estimates and the
      period they were recorded.
    - Tell us the amount of revenue or additional costs recorded for each of the
      periods presented and their classification in the Consolidated Statements of
      Income. Provide support for your classification and cite any applicable
      authoritative guidance.

Consolidated Financial Statements

Notes to Consolidated Financials

Note 3. Acquisitions, pages 70-71

2. Please provide to us in disclosure-type format the factors that resulted in the
    recognition of $42.8 million and $336.2 million of goodwill in the Corphealth, Inc.
    and CarePlus Health Plans of Florida acquisitions, respectively. Refer to paragraph
    51.b of SFAS 141, "Business Combinations."

                              *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your response to our
comments and provides requested information. Detailed letters greatly facilitate our
review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Todd Sherman, Staff Accountant, at 202-551-3665 or Kevin Woody, Branch Chief, at 202-551-3629 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant